February 21, 2012

Mr. Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	Acorn International, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed April 27, 2011

File No. 1-33429

Dear Mr. Mew:

Acorn International, Inc. (the “Company”) hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ACORN INTERNATIONAL, INC.

/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	Executive Chairman